VATECH

TELEFAX

03 JUL 11 7:21

An: To:	SEC	Datum: Date:	08.07.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (Incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – PresseinformationFiling Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,


03024477

SUPPL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

dlw 7/11

VA TECH Transmission & Distribution

PRESS RELEASE

VA TECH T&D secure Drax National Grid contract

VA TECH Transmission & Distribution (VA TECH T&D), one of the world's leading suppliers of high voltage transmission and distribution systems, has secured a further contract with National Grid for its Drax substation, valued at GBP 9 m (EUR 12.5 m).

The contract includes the supply, delivery and installation of two bays of 400/66kV Reyrolle switchgear together with two 400/66kV 180 MVA Power transformers from sister company VA TECH Peebles in Edinburgh.

This project will provide two new supplies into the local Regional Electricity Company for the establishment of a new 66kV YEDL substation.

VA TECH has worked on a series of successful projects for National Grid including previous work on the Drax site, the most recent of which involved the replacement of 400kV AIS circuit breakers.

++++2003-07-08

VA TECH Transmission & Distribution, a group company of the listed VA Technologie AG, is a leading international supplier of electric power transmission and distribution systems. We offer integrated system solutions and cutting edge technology individually tailored to our customer's needs. The global network of subsidiaries guarantees fast and efficient on-site service for customers. In 2002 the group company, with 6,500 employees, achieved sales of approximately EUR 1,260 m.

This and other VA TECH and VA TECH Transmission & Distribution press releases are also available on the Internet: www.vatech.at and www.vatech-td.com

For further information please contact:
Ursula Scheidl
Penzinger Strasse 76, Postfach 5, A-1141 Vienna
Tel.: +43 (1) 89100-2053, Fax: 43 (1) 89100-196
e-mail: ursula.scheidl@vatech-td.at

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43 (732) 6986-9222, Fax: 43 (732) 6986-3416
e-mail: wolfgang.schwaiger@vatech.at